Contact

a.yurev@gmail.com

www.linkedin.com/in/ayurev
(LinkedIn)

Top Skills

Agile Project Management
Technical Requirements
Product Design

Languages

Russian (Native or Bilingual)
English (Professional Working)

Certifications

Google Project Management
Certificate

CEH. Ethital Hacking and
Penetration Testing

ArcSight Security V1

Google Business Intelligence
Certificate

Aleksandr IUREV

Serial Entrepreneur | Intrapreneur Driving Innovation in Tech |
Strategic Innovation Advisor | Technical Product Owner | Product
Manager with 15 Years in IT Leadership" | CTO at b0arding
San Francisco Bay Area

Summary

Experienced Product Owner and serial entrepreneur with over
20 years of experience in driving the development and launch of
successful technology products. Skilled at bridging the gap between
technical and business teams to ensure products meet market needs
and exceed user expectations. Expertise in scaling platforms, agile
methodologies, MVP development, and unit economics. Proven track
record in both startups and established companies.

_____

Experience

b0arding
Co-Founder, CTO, Technical Product Owner
November 2022 - Present (2 years 1 month)
San Francisco Bay Area

- Assumed leadership in an established travel sector project that was
flourishing in business metrics but lagging in technological advancements.
Within the initial quarter, I orchestrated an intensive technology overhaul,
leading the development team in a complete rewrite of the platform.
- Employed cutting-edge technologies and methodologies to enhance platform
scalability and performance, aligning the technical refresh with emerging
market trends and consumer expectations in the travel industry.
- Crafted a comprehensive product development roadmap, integrating strategic
business goals with a focus on elevating user experience. This roadmap
included detailed milestones and KPIs to measure success and guide iterative
development.
- Implemented Scrum methodologies to streamline development processes,
which improved team productivity and project transparency. This agile
transformation facilitated better stakeholder communication and more adaptive
response to market changes.

ReSpot
Co-Founder, Interim CTO

November 2023 - Present (1 year 1 month)
San Francisco Bay Area

- Rapidly initiated and led the product development process within two months from concept discussion, involving comprehensive analysis of the unit economy, key product innovations, and potential growth areas.
- Developed a detailed product roadmap, defined the future architecture, and selected appropriate technologies, assembling a development team from scratch.
- As the Technical Product Owner, I spearheaded the development processes, successfully launched a Minimum Viable Product (MVP) within three months of development start, considering resource constraints. Concurrently conducted ongoing product interviews with potential customers and partners to gather feedback and refine the product strategy.

Pocketfied, Startup, White Label Solution for E-commerce, https://pocketfied.com/
Co-Founder | Product Owner
January 2020 - July 2023 (3 years 7 months)
New York City Metropolitan Area

• Co-founded a startup providing a white-label solution for e-commerce, aiming to revolutionize the mobile app development industry. During my tenure, I personally secured two patents, "System and method for automated generation of mobile applications for electronic shopping" (US11669889B2 and US11669890B2), which are fundamental to our technology's unique value proposition.
• Led extensive research efforts to tailor the product to market needs, developing and implementing a completely new product architecture that significantly enhanced the functionality and scalability of our platform.
• Managed the end-to-end project lifecycle, including strategic planning, budgeting, and team leadership, ensuring the successful launch and operation of innovative e-commerce solutions.

iCoinSoftware (White label blockchain assets exchange Start-up)
CEO, Co-Founder, Architect
July 2016 - July 2023 (7 years 1 month)
Greater New York City Area

• Spearheaded the launch of a high-load white-label blockchain asset exchange platform, engineered to handle up to 100,000 trading transactions per second, catering to a demanding global market.

• Ensured robust security measures, leading to a stellar security record with no successful hacks of our clients throughout the project's duration.
• Provided strategic leadership, setting high-level company policies, managing product development, and fostering partnerships within the blockchain ecosystem.

IT Protect
Senior information security engineer
August 2015 - February 2017 (1 year 7 months)
Moscow, Russian Federation

•Full cycle implementation of ArcSight ESM, McAfee SIEM, MaxPatrol, CheckPoint for clients from pre-study up to commissioning;
•Penetration testing of external perimeter and internal networks;
•Cybersecurity and Vulnerability management;
•Information security systems implementations;
•Security Operations Center (SOC)

Jet Infosystems
Senior Information Security Engineer
November 2013 - February 2015 (1 year 4 months)

• Successfully implemented ArcSight and MaxPatrol systems for clients in mining, airlines, and banking sectors.
• Provided pre-sale effort estimates and participated in information security projects from pre-study to commissioning.
• Offered technical support for ArcSight ESM, Logger, and Connectors across various locations.
• Customized security content and developed integration capabilities with third-party systems.
• Acted as subject matter expert on SIEM software, including custom development of Connectors using ArcSight FlexConnectors.
• Developed advanced analysis and correlation activities using ArcSight Rules and Variables.
• Built real-time event monitors and packaged ESM content for use cases.
• Acted as CISO for a client, auditing their network infrastructure for compliance with international standards.
• Enhanced security event detection and response through advanced customization and real-time monitoring.
• Improved client security infrastructure and compliance with international best practices.

ABSOLUT BANK
Deputy Chief of IT Security Division
November 2007 - November 2013 (6 years 1 month)

• Led one of the first large-scale implementations of ArcSight ESM and MaxPatrol in Russia.
• Developed and implemented the principle of least privilege for critical systems at the network and OS levels.
• Coordinated the design and implementation of technical controls to meet legislative and international standards.
• Developed IT security requirements and ensured compliance.
• Managed multiple IT security projects, including project management, network design, and testing.
• Implemented vulnerability management, reducing vulnerabilities by 85%.
• Deployed a data leak prevention system (Symantec Vontu), reducing incidents by 95%.
• Enhanced security event monitoring, increasing incident detection and response speed by 70%.

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Education

Moscow Economic Institute
Economics · (2003 - 2007)

Moscow State College of Information Technologies
Economics · (2000 - 2003)